UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 28, 2023

ARES ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39972	98-1538872
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor

New York, New York 10167

(Address of Principal Executive Offices) (Zip Code)

(310) 201-4100

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value per share, and one-fifth of one redeemable warrant	AAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	AAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	AAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

As previously disclosed, on December 5, 2022, Ares Acquisition Corporation (“AAC”) entered into a business combination agreement with X-Energy Reactor Company, LLC, a Delaware limited liability company (“X-energy”), as amended on June 11, 2023. Attached as Exhibit 99.1 is the presentation that X-energy will be using as part of its presentation to equity research analysts on June 28, 2023.

The information in this Current Report on Form 8-K furnished pursuant to Item 7.01, including Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section, and they shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. By filing this Current Report on Form 8-K and furnishing this information pursuant to Item 7.01, AAC makes no admission as to the materiality of any information in this Current Report on Form 8-K, including Exhibit 99.1, that is required to be disclosed solely by Regulation FD.

Additional Information and Where to Find It

This filing relates to a proposed transaction between X-energy and AAC (the “Business Combination”). In connection with the Business Combination, AAC filed a registration statement on Form S-4 on January 25, 2023, (as amended by Amendment No. 1 and Amendment No. 2 thereto, filed on March 24, 2023 and June 12, 2023, respectively, the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC has filed and will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

2

Forward-Looking Statements

This Current Report contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) the inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) the failure to obtain additional funding from the U.S. government or our ARDP partner for the ARDP; (5) unexpected increased project costs, increasing as a result of macroeconomic factors, such as inflation and rising interest rates; (6) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (7) the risk that any proposed business combination disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the proposed business combination; (10) changes in the applicable laws or regulations; (11) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (12) the persistent impact of the global COVID-19 pandemic; (13) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (14) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (15) whether government funding for high assay low enriched uranium for government or commercial uses will result in adequate supply on anticipated timelines to support X-energy’s business; (16) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (17) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (18) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (19) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-Energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the Registration Statement and the proxy statement/prospectus related to the transaction, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations.

3

No Offer or Solicitation

This Current Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

4

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Analyst Day Presentation, dated June 28, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ares Acquisition Corporation

June 28, 2023

	By:	/s/ David B. Kaplan
	Name:	David B. Kaplan
	Title:	Chief Executive Officer and Co-Chairman

6

Exhibit 99.1

Exhibit 99.1 Clean • Safe • Secure • Affordable © 2023 X-Energy Reactor Company, LLC, all rights reserved

Disclaimer This presentation (the “presentation”) is being delivered to you by X-Energy Reactor Company, LLC (“X-energy”) and Ares Acquisition Corporation (“AAC”) to assist interested parties in making their own evaluation with respect to a potential business combination of X-energy and AAC and related transactions (the “proposed business combination”). This presentation is provided for informational purposes. Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of X-energy and AAC, is prohibited. This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. The distribution of this presentation may also be restricted by law and persons into whose possession this presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. This presentation and the information contained herein constitutes confidential information, is intended for the recipient hereof only, and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute in whole or in part without the prior written consent of AAC and X-energy. No Representations or Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to the proposed business combination. Viewers of this presentation should make their own evaluation of the proposed business combination and of the relevance and adequacy of the information and should make other investigations as they deem necessary. This presentation is not intended to form the basis of any investment decision by any potential investor and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by X-energy, AAC or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. X-energy and AAC disclaim any duty to update the information contained in this presentation. Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. X-energy’s, AAC’s and the post-business combination company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, X-energy’s and AAC’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) the failure to obtain additional funding from the U.S. government or our ARDP partner for the ARDP; (5) unexpected increased project costs, increasing as a result of macroeconomic factors, such as inflation and rising interest rates; (6) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination; (7) the risk that any proposed business combination disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, rising costs, the ability of the post-business combination company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the any proposed business combination or related transactions; (10) changes in the applicable laws or regulations; (11) the possibility that X-energy or the post-business combination company may be adversely affected by other economic, business, and/or competitive factors; (12) the ongoing impact of the global COVID-19 pandemic; (13) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (14) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad in a timely way, or at all; (15) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (16) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (17) X-energy’s ability to maintain continued funding and obtain increased funding, as needed, under the Advanced Reactor Development Program (“ARDP”); (18) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (19) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (20) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or the post-business combination company with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Annual Report on Form 10-K, the Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the proposed business combination, when they become available, and the other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict in Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations. Use of Unit Economics This presentation contains unit economics information with respect to X-energy. Neither X-energy’s nor AAC’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the unit economics information for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. The unit economics information should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the unit economics information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties including with respect to costs and project timelines, that could cause actual results to differ materially from those contained in the unit economics information. Accordingly, there can be no assurance that the unit economics information are indicative of future performance of X-energy and actual results may differ materially from those presented in the unit economics information including, especially, if the estimates and assumptions underlying the unit economics information change significantly. Inclusion of the unit economics information in this presentation should not be regarded as a representation by any person that the results contained in the unit economics information will be achieved. All unit economics information included in this presentation are approximations. Financial Information; Non-GAAP Financial Measures The financial metrics disclosed in this presentation have been prepared on a cash basis. Financial information related to X-energy’s performance and results of operations are based on the information available to X-energy at this time, and are subject to change. These results should not be viewed as a substitute for X-energy’s condensed consolidated financial statements prepared in accordance with GAAP that have been audited and reviewed by X-energy’s independent auditors. Accordingly, you should not place undue reliance on these results and key operating metrics. Valuations are as of the dates provided herein and do not take into account subsequent events, including the ongoing impact of COVID-19, the conflicts in Russia and Ukraine, and rising inflation and interest rates, which can be expected to have an adverse effect on certain entities identified or contemplated herein. Additional Information and Where to Find It This presentation is being made in respect of the proposed business combination. AAC has filed a registration statement on Form S-4 with the SEC (as amended from time to time) (File No. 333-269400), which includes a proxy statement and a prospectus of AAC, and each party will file other documents with the SEC regarding the proposed business combination. A definitive proxy statement/prospectus will also be sent to AAC’s shareholders, seeking any required shareholder approval, once ready. Before making any voting or investment decision, investors and security holders of AAC and potential investors in the post-business combination company’s are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by AAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC at www.aresacquisitioncorporation.com. Alternatively, these documents, when available, can be obtained free of charge from AAC upon written request to Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, New York 10167, Attn: Secretary, or by calling 212 750 7300. Participants in Solicitation AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC’s shareholders, in favor of the approval of the proposed business combination. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proposed business combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding section. Industry and Market Data In this presentation, X-energy and AAC rely on and refer to certain information and statistics regarding the markets and industries in which X-energy competes. Such information and statistics are based on X-energy’s management’s estimates and/or obtained from third party sources, including reports by market research firms and company filings. While X-energy and AAC believe such third party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. X-energy and AAC have not independently verified the accuracy or completeness of the information provided by the third-party sources. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and X-energy’s and AAC’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, © or ® symbols, but X-energy, AAC and their affiliates will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

energy

Today's Agenda

01	**Introductions & History** *J. Clay Sell, Chief Executive Officer*	10:00AM – 10:15AM
02	**Ares Investment Thesis** *Allyson Satin, AAC Chief Operating Officer*	10:15AM – 10:25AM
03	**Market Opportunity** *J. Clay Sell, Chief Executive Officer*	10:25AM – 10:35AM
04	**Xe-100 Reactor Overview** *Dr. Martin van Staden, Vice President, Reactor Development*	10:35AM – 10:50AM
05	**TRISO-X Fuel Overview** *Dr. Pete Pappano, President, TRISO-X*	10:50AM – 11:00AM
	Q&A (Sessions 1-5)	11:00AM – 11:15AM *(5 minute break)*
06	**Commercial Delivery** *J. Clay Sell, Chief Executive Officer* *Thomas Nixon, Senior Vice President, Commercial Operations*	11:20AM – 11:30AM
07	**Use Cases & Customer Pipeline** *Dr. Benjamin Reinke, Vice President, Global Business Development*	11:30AM – 11:40AM
	Q&A (Sessions 6-7)	11:40AM – 11:55AM *(5 minute break)*
08	**Financials & Unit Economics** *Mark Mize, Senior Vice President, Chief Financial Officer* *Sam Levenback, Vice President, Corporate Development*	12:00PM – 12:45PM
	Q&A (Financials & Unit Economics)	12:45PM – 1:00PM

energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
3

Introductions & History 01 – J. Clay Sell, Chief Executive Officer

Two Challenges in Opposition

↑ Global Energy **Demand Up** 50% by 2050[1]

↓ Need to drastically **Reduce Carbon** Emissions

Fossil fuels currently supply **~80%** of global energy[2]

Nuclear is the only energy source for reliability and decarbonization

- "Always-on" baseload energy
- Generates zero carbon emissions
- Can be flexibly located near load centers

"Nuclear power plays a significant role in a secure global pathway to net zero"

iea[3]

1) Source: EIA – International Energy Outlook (October 2021)
2) Source: IEA – New IEA World Energy Outlook (October 2022)
3) Source: IEA – Nuclear Power and Secure Energy Transitions Report (June 2022)

© 2023 X-Energy Reactor Company, LLC, all rights reserved

5

Energy for the Future “ I founded X-energy because the world needs energy solutions that are clean, safe, secure, and affordable. With so much at stake, we cannot continue down the same path.” – Kam Ghaffarian, Founder Steam Turbines Nuclear Islands Expected EPZ Digital rendering of a Xe-100 4-pack (320MWe) © 2023 X-Energy Reactor Company, LLC, all rights reserved 6

Energy for the Future “ I founded X-energy because the world needs energy solutions that are clean, safe, secure, and affordable. With so much at stake, we cannot continue down the same path.” – Kam Ghaffarian, Founder Steam Turbines Nuclear Islands Expected EPZ Digital rendering of a Xe-100 4-pack (320MWe) © 2023 X-Energy Reactor Company, LLC, all rights reserved 6 X-energy at a Glance Founded in Rockville, MD X-energy’s Advanced Nuclear Technology 2009 Headquarters Our High Performing Reactor: Xe-100 14 years of investment Rooted in the nuclear Gen-IV High-Temperature Gas-cooled Reactors (HTGR) have community with proximity to advantages in sustainability, economics, reliability, safety, and and development the DOE and Nuclear versatility in application Regulatory Commission Each reactor will be engineered to operate as a single 80 MWe (“NRC”) unit and is optimized as a four-unit plant delivering 320 MWe 50+ Years of ~400 R&D Employees Our Clean and Safe Fuel: TRISO-X Built upon years of R&D Leading Gen IV nuclear Our reactors will use tri-structural isotropic (TRISO) particle development and fuel, developed and improved over 60 years in high temperature gas reactors licensing team(1) TRISO is designed not to melt and can withstand extreme temperatures that are well beyond the threshold of current nuclear fuels $1.2bn Federal ~$610mm We manufacture our own proprietary version (TRISO-X) to Funding Investment ensure supply and quality control Selected for DOE’s Capital invested to date Other Strategic R&D Initiatives Advanced Reactor with ~$150 million of We’re developing advanced concepts for nuclear power and Demonstration Program(2) committed capital(3) propulsion for potential military, critical infrastructure and space applications 1) As of March 2023 2) Awarded in December 2020 3) As of February 2023, includes $210mm of government funding, $103mm invested capital of Series C-2 financing, including a $30mm investment from Ares Management, and $45mm PIPE commitment from Ares Management © 2023 X-Energy Reactor Company, LLC, all rights reserved 7

Energy for the Future “ I founded X-energy because the world needs energy solutions that are clean, safe, secure, and affordable. With so much at stake, we cannot continue down the same path.” – Kam Ghaffarian, Founder Steam Turbines Nuclear Islands Expected EPZ Digital rendering of a Xe-100 4-pack (320MWe) © 2023 X-Energy Reactor Company, LLC, all rights reserved 6 X-energy at a Glance Founded in Rockville, MD X-energy’s Advanced Nuclear Technology 2009 Headquarters Our High Performing Reactor: Xe-100 14 years of investment Rooted in the nuclear Gen-IV High-Temperature Gas-cooled Reactors (HTGR) have community with proximity to advantages in sustainability, economics, reliability, safety, and and development the DOE and Nuclear versatility in application Regulatory Commission Each reactor will be engineered to operate as a single 80 MWe (“NRC”) unit and is optimized as a four-unit plant delivering 320 MWe 50+ Years of ~400 R&D Employees Our Clean and Safe Fuel: TRISO-X Built upon years of R&D Leading Gen IV nuclear Our reactors will use tri-structural isotropic (TRISO) particle development and fuel, developed and improved over 60 years in high temperature gas reactors licensing team(1) TRISO is designed not to melt and can withstand extreme temperatures that are well beyond the threshold of current nuclear fuels $1.2bn Federal ~$610mm We manufacture our own proprietary version (TRISO-X) to Funding Investment ensure supply and quality control Selected for DOE’s Capital invested to date Other Strategic R&D Initiatives Advanced Reactor with ~$150 million of We’re developing advanced concepts for nuclear power and Demonstration Program(2) committed capital(3) propulsion for potential military, critical infrastructure and space applications 1) As of March 2023 2) Awarded in December 2020 3) As of February 2023, includes $210mm of government funding, $103mm invested capital of Series C-2 financing, including a $30mm investment from Ares Management, and $45mm PIPE commitment from Ares Management © 2023 X-Energy Reactor Company, LLC, all rights reserved 7 Our Traction, Accomplishments & Risk Reduction to Date 2009—2014 2015—2018 2019—2021 2022—2023 Initial Concept Technical Development Focus Preparation for Commercialization Customer Wins & Commercialization Acceleration Founded X-energy hired fuel team and Clay Sell appointed CEO Signed framework by Kam began development of TRISO-X agreement to deploy Xe-100 Ghaffarian for industrial applications Reactor engineering • Established Initiated commercialization track and Signed agreement to team in place, led by pebble fuel regulatory engagement with Canadian develop a four-unit Xe-100 at Dr. Eben Mulder & Dr. manufacturing Nuclear Safety Commission one of Dow’s Texas sites Martin Van Staden capability utilizing ARDP funding Completed market • Began regulatory engagement Selected for DOE’s Advanced Groundbreaking of TRISO-X study and design with the NRC. Produced first Reactor Demonstration Program advanced nuclear fuel facility choices, and finalized pebble in pilot fuel facility (“ARDP”) (one of two demonstration design parameters awards out of many applicants) for Xe-100 Inflation Reduction Act passed, providing significant tax incentives for the deployment of advance nuclear reactors Note: Commercialization assumes regulatory approvals have been obtained to permit construction of the facility as projected. The regulatory process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting © 2023 X-Energy Reactor Company, LLC, all rights reserved 8

Energy for the Future “ I founded X-energy because the world needs energy solutions that are clean, safe, secure, and affordable. With so much at stake, we cannot continue down the same path.” – Kam Ghaffarian, Founder Steam Turbines Nuclear Islands Expected EPZ Digital rendering of a Xe-100 4-pack (320MWe) © 2023 X-Energy Reactor Company, LLC, all rights reserved 6 X-energy at a Glance Founded in Rockville, MD X-energy’s Advanced Nuclear Technology 2009 Headquarters Our High Performing Reactor: Xe-100 14 years of investment Rooted in the nuclear Gen-IV High-Temperature Gas-cooled Reactors (HTGR) have community with proximity to advantages in sustainability, economics, reliability, safety, and and development the DOE and Nuclear versatility in application Regulatory Commission Each reactor will be engineered to operate as a single 80 MWe (“NRC”) unit and is optimized as a four-unit plant delivering 320 MWe 50+ Years of ~400 R&D Employees Our Clean and Safe Fuel: TRISO-X Built upon years of R&D Leading Gen IV nuclear Our reactors will use tri-structural isotropic (TRISO) particle development and fuel, developed and improved over 60 years in high temperature gas reactors licensing team(1) TRISO is designed not to melt and can withstand extreme temperatures that are well beyond the threshold of current nuclear fuels $1.2bn Federal ~$610mm We manufacture our own proprietary version (TRISO-X) to Funding Investment ensure supply and quality control Selected for DOE’s Capital invested to date Other Strategic R&D Initiatives Advanced Reactor with ~$150 million of We’re developing advanced concepts for nuclear power and Demonstration Program(2) committed capital(3) propulsion for potential military, critical infrastructure and space applications 1) As of March 2023 2) Awarded in December 2020 3) As of February 2023, includes $210mm of government funding, $103mm invested capital of Series C-2 financing, including a $30mm investment from Ares Management, and $45mm PIPE commitment from Ares Management © 2023 X-Energy Reactor Company, LLC, all rights reserved 7 Our Traction, Accomplishments & Risk Reduction to Date 2009—2014 2015—2018 2019—2021 2022—2023 Initial Concept Technical Development Focus Preparation for Commercialization Customer Wins & Commercialization Acceleration Founded X-energy hired fuel team and Clay Sell appointed CEO Signed framework by Kam began development of TRISO-X agreement to deploy Xe-100 Ghaffarian for industrial applications Reactor engineering • Established Initiated commercialization track and Signed agreement to team in place, led by pebble fuel regulatory engagement with Canadian develop a four-unit Xe-100 at Dr. Eben Mulder & Dr. manufacturing Nuclear Safety Commission one of Dow’s Texas sites Martin Van Staden capability utilizing ARDP funding Completed market • Began regulatory engagement Selected for DOE’s Advanced Groundbreaking of TRISO-X study and design with the NRC. Produced first Reactor Demonstration Program advanced nuclear fuel facility choices, and finalized pebble in pilot fuel facility (“ARDP”) (one of two demonstration design parameters awards out of many applicants) for Xe-100 Inflation Reduction Act passed, providing significant tax incentives for the deployment of advance nuclear reactors Note: Commercialization assumes regulatory approvals have been obtained to permit construction of the facility as projected. The regulatory process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting © 2023 X-Energy Reactor Company, LLC, all rights reserved 8 Competitive Position Reinforced by $1.2 Billion ARDP Grant X-energy’s selection for the DOE’s Advanced Reactor Demonstration Program represents a critical advantage over                other competitors Construction of the Commercialization of ARDP to Support: 1 Design of the Xe-100 2 3 first fuel facility the first reactor What ARDP Selection Means to X-energy In December 2020, X-energy was selected to receive $1.2bn in funding to deliver a first-of-a-kind commercial advanced nuclear plant and TRISO-X fuel fabrication facility ✓Recognition from the DOE as an advanced reactor technology of choice (one of two demonstration awards out of many applicants) ✓Provides funding to support design, licensing, commercialization and construction of the first-of-a-kind reactor(1) ✓Facilitates first customer deployment ✓Strengthens DOE’s support of the advancement of TRISO fuel In May 2020, the DOE announced the ARDP to accelerate the development of advanced nuclear reactors through cost-share partnerships, believing that advanced nuclear energy systems hold enormous potential to lower emissions, create new jobs and build a stronger economy Note: Commercialization assumes regulatory approvals have been obtained to permit construction of the facility as projected. The regulatory process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting 1) In November 2021, President Biden signed into law the Infrastructure Investment and Jobs Act, which included $2.5bn of appropriated funding for ARDP through 2025 © 2023 X-Energy Reactor Company, LLC, all rights reserved 9

X-energy and Dow Partner to Decarbonize Industrial Processes On March 1, 2023, Dow and X-energy announced their entry into an agreement to build the Xe-100 under the ARDP Dow and X-energy have signed a joint development agreement (“JDA”) and on May 11 announced that they intend to deliver the first advanced nuclear reactor at Dow’s UCC Seadrift Operations manufacturing site (“Seadrift”) in Texas by the end of the decade. The project is expected to decarbonize the manufacturing of specialty chemical products by providing process heat and power Dow is one of the world’s largest diversified • Seadrift is Dow’s 2nd largest facility in Texas and the site’s power and steam needs chemical manufacturing companies match the anticipated capabilities of the Xe-100 – a key reason why the Xe-100 was selected The project will benefit from ARDP grant proceeds provided by the U.S. Department of Energy, as well as the incentives included in the Inflation Reduction Act The JDA is driven by Dow’s corporate commitment to reduce its net annual carbon emissions by 5 million metric tons versus its 2020 baseline (15% reduction) • Proposed Seadrift site emission reductions of 440,000 MT CO2e / year would set a strong precedent for other industrial decarbonization use cases The JDA supports up to $50mm in engineering work, including the preparation and submission of a Construction Permit application to the NRC • Dow and X-energy expect construction to begin in 2026 and to be completed by the Digital rendering of Dow’s planned advanced nuclear facility in Seadrift, Texas end of the decade “The collaboration with X-energy and the DOE will serve as a leading example of how the industrial sector can safely, effectively and affordably decarbonize.” – Jim Fitterling, Dow Chairman and CEO Note: Commercialization assumes regulatory approvals have been obtained to permit construction of the facility as projected. The regulatory process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting © 2023 X-Energy Reactor Company, LLC, all rights reserved 10 energy

Leadership Team: Deep Nuclear Roots, Technical & Business Pedigrees

Average 25+ Years of Nuclear / Energy Experience with Specialty in Design, Operations, Government Relations and Public Markets

Key Leadership Team



Dr. Kam Ghaffarian
Executive Chairman & Founder

35+ years as a successful entrepreneur across energy, space, contracting, and technology



J. Clay Sell
Chief Executive Officer

25+ years of energy experience in private and public sectors; former Deputy Secretary of the U.S. DOE



Harlan Bowers
President

25+ years managing successful delivery of spacecraft programs



Steve Miller
Senior Vice President & General Counsel

20+ years of energy experience; former Senior VP and General Counsel of Constellation Energy Group's Power Generation business



Mark Mize
Senior Vice President & Chief Financial Officer

25+ years of energy experience; former CFO and Treasurer at multiple public and private companies, including Petrohawk Energy



Dr. Pete Pappano
President, TRISO-X

18+ years of experience in graphite and fuel fabrication, including the U.S. DOE and Oak Ridge National Laboratory



Dr. Eben Mulder
Senior Vice President, Chief Scientist

30+ years of experience in pebble-bed design and architecture; former Chief Scientific Officer of South Africa's Pebble Bed Modular Reactor (PBMR) Program



Dr. Martin van Staden
Senior Vice President, Xe-100 Engineering

25+ years of experience in power generation, including South Africa's PBMR program



Thomas Nixon
Senior Vice President, Commercial Operations

30+ years of project management experience; led data center expansion at Google and was responsible for large nuclear construction projects at Bechtel



Carol Lane
Vice President, Government Affairs

25+ years in policy, legislative, and business development activities with the executive branch and Congress



David Bannister
Vice President, Major Commercial Projects Execution

35+ years of technical, executive management, and nuclear power industry experience, including Emirates' Barakah Nuclear Project



Alan Ho
Vice President, Chief Procurement Officer

40+ years in major company executive positions; built the Procurement Supply Chain organization for Nawah, the nuclear operating company for ENEC

~400 Employees *Including 45 PhDs and 104 Masters in Engineering / Science[1]*

1) *As of March 2023*

energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
11

Key Investment Highlights Powerful Significant total addressable market (“TAM”) for advanced nuclear – a carbon-free, always-on generation Tailwinds in source capable of addressing the global need for clean energy Clean Energy Safe, Simplified and designed to be meltdown proof, the Xe-100 drives enhanced safety, lower cost, faster Advanced construction timelines and modular scalability with broader use cases vs. other SMR / conventional nuclear Nuclear competitors, including in carbon-intensive power and industrial applications Design Government Nuclear energy is garnering significant bipartisan support from U.S. government initiatives, including the Support Company’s current $1.2bn ARDP funding and substantial tax incentives in the Inflation Reduction Act (“IRA”) Growing External validation from blue-chip customers supporting a pipeline of 30+ opportunities, including potential Customer projects for Dow and OPG, both of whom have provided funding to X-energy Pipeline Attractive Capex-light, services-driven business model, including technology licensing, fuel sales and long-term Business recurring offerings, is designed to drive attractive free cash flow generation Model Innovative Forward-thinking team with an average 25+ years of experience in the nuclear / energy sectors. Management Management has deep capabilities in design, operations, government relations and public markets and is supported by 45 Team PhDs and 104 Masters in Engineering / Science(1) 1) As of March 2023 © 2023 X-Energy Reactor Company, LLC, all rights reserved 12

Ares Investment Thesis 02 – Allyson Satin, AAC Chief Operating Officer

energy

Ares is a Compelling SPAC Partner for X-energy

Leading Partnership with Ares Acquisition Corporation

ARES | energy

- **Ares Acquisition Corporation ("AAC") is a special purpose acquisition company with $485mm of cash-in-trust**
- **Ares Management Corporation (NYSE: ARES) ("Ares") is a leading global alternative asset manager with ~$360bn of AUM, ~2,615 employees and ~905 investment professionals**
  - Given Ares' robust sourcing and underwriting capabilities, AAC has been highly selective in pursuing a business combination
- **Ares aims to be a leader in climate initiatives by incorporating sustainability further into select investments and business practices**
  - Established track record in climate infrastructure with over $3bn invested or committed since 2015 in companies that, among other things, are working to accelerate the transition to a lower carbon economy[1]
- **Ares offers meaningful value creation capabilities for its investments through an experienced public IR team, demonstrated track record of accessing the public markets and dedicated environmental, social and governance ("ESG") team**

Ares' Sponsorship and Deep Infrastructure Investing Experience[1]

>10 IPOs *Ares has successfully brought over 10 IPOs to market*	**~3,000 Portfolio Companies** *Deep executive network and collaboration across portfolio companies*	**~1,960 Institutional Relationships** *Significant relationships to assist value creation plan*
~$14bn *Related capital costs for greenfield generation and transmission projects*	**>$11bn** *Committed across 265+ infrastructure opportunities*	**>$3bn** *Invested or committed across 50+ climate infrastructure opportunities since 2015*

Notable Accolades[2]

Private Equity Sponsor of the Year WINNER — **Private Equity Sponsor of the Year 2020**

Infrastructure Investor AWARDS 2021 — **Renewables Investor of the Year (North America)**

Note: As of March 2023. AUM amounts include funds managed by Ivy Hill Asset Management, L.P., a registered investment adviser and a wholly owned portfolio company of Ares Capital Corporation, a subsidiary of Ares

1) Investment experience shown includes invested capital from relevant investments made by Ares Infrastructure Opportunities (AIO) and Ares Direct Lending, including Ares Capital Corporation, that are consistent with AIO's investment mandate

2) The performance, awards/ratings noted herein relate only to selected funds/strategies and may not be representative of any given client's experience and should not be viewed as indicative of Ares' past performance or its funds' future performance; All investments involve risk, including loss of principal; Please see endnotes for additional information energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
14

X-energy & Ares – A Differentiated Partnership Compelling Tailwinds in Clean Energy Advanced nuclear is a key component of the clean energy transition and energy security investment themes given its ability to decarbonize power and industrial end markets and provide reliable and continuous operations Significant Market Opportunity with Early Mover Advantages Need for clean, reliable secure energy drives significant addressable market opportunity. Strong customer pipeline of 30+ potential active engagements with multiple revenue streams Advanced Nuclear Technology Leader X-energy’s design drives enhanced safety, lower cost, faster construction timelines, and modular scalability vs. conventional nuclear; broader use cases vs. other SMR competitors, including as a replacement for carbon-intensive power and industrial applications Strong Government Support $1.2 billion of current funding from the Department of Energy’s (“DOE”) Advanced Reactor Demonstration Program (“ARDP”) – one of two demonstration awards out of many applicants Existing Shareholder and Strategic Support 100% rollover from existing investors and funding from key strategic partners, including The Dow Chemical Company (“Dow”) and Ontario Power Generation Inc. (“OPG”) Ares Sponsorship $75 million of total Ares commitments and $485 million of cash-in-trust © 2023 X-Energy Reactor Company, LLC, all rights reserved 15

Market Opportunity 03 – J. Clay Sell, Chief Executive Officer

Global Macro Themes Drive Support for Nuclear

Net-zero targets require substantial build-out of clean, firm[1] generation resources that can reach many sectors of the economy

Nuclear Can Support Decarbonization Beyond Electric Power[2]


Commercial & Residential 13%
Agriculture 10%
Transportation 29%
Industry 23%
Electric Power 25%
Total U.S. Greenhouse Gas Emissions by Economic Sector (2021)(2)

Estimated Capacity Additions Required to Achieve Net-Zero in the US (GW)[3]

- The DOE projects that the US will need to add **~550-770 GW of clean, firm capacity to achieve net-zero emission targets by 2050**


1,278
205
866
206
2021
3,878
2,596
537
745
Higher Renewable Case 2050
2,669
1,175
515
979
Lower Renewable Case 2050
+~550 GW
+~770 GW
Clean, Firm(1)
Non-Clean, Firm
Variable

1) Firm power refers to generation sources that can provide stable energy supply during all seasons and during periods of weeks up to months, including nuclear, natural gas with carbon capture and renewables with long-duration storage
2) EPA – Sources of Greenhouse Gas Emissions (April 2023)
3) U.S. Department of Energy – Pathways to Commercial Liftoff: Advanced Nuclear (March 2023). Per the DOE, the Pathways to Commercial Liftoff reports were developed through extensive stakeholder engagement and a combination of system-level modeling and project-level financial modeling. The DOE's 'Lower Renewables Case' assumes renewables buildout bounded by limitations from transmission, land use, regional characteristics, etc. implying increased need for clean, firm generation to achieve the same Net Zero goals by 2050; the DOE's 'Higher Renewables Case' assumes higher renewables buildout (i.e., more variable renewables capacity) and therefore a lower buildout of clean, firm generation is needed energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
17

Clean Energy Transition Drives Market Opportunity

X-energy is well positioned to address the potential ~200 GW market for SMRs in the United States

DOE Modeling Scenarios of Advanced Nuclear Capacity by 2050 (GW)[1]



High
Infrastructure / Renewables Limitations
Low
108 GW
233 GW
455 GW

DOE system modeling results indicate demand for ~200 GW[1] of new nuclear capacity, comparing favorably with other clean, firm options including renewables paired with long duration energy storage and fossil fuel generation with carbon capture

200 GW of new nuclear additions would represent 625 X-energy 4-pack reactors

Est. FOAK to NOAK LCOE Ranges of Clean, Firm Resources ($/MWh)



FOAK with Tax Credits
NOAK with Tax Credits
$109
$66
$119
$69
$99
$63
Advanced Nuclear (2)
Renewables with Storage for 24/7 Load Matching (3)
Natural Gas with Carbon Capture and Storage (4)

Decarbonizing the last ~20% of the grid would be very difficult and expensive without firm power. **As renewables penetration rises and the value of grid stability provided by firm power increases, the DOE expects advanced nuclear to be an attractive option**

1) *U.S. Department of Energy – Pathways to Commercial Liftoff: Advanced Nuclear (March 2023). Per the DOE, the Pathways to Commercial Liftoff report was developed through extensive stakeholder engagement and a combination of system-level modeling and project-level financial modeling. The DOE's modeling scenarios (Low, Infrastructure / Renewables Limitations, High) reflect the range of potential outcomes for advanced nuclear capacity by 2050 per their models as presented in the report. Throughout the report, the DOE uses 200 GW of new advanced nuclear power capacity as a benchmark for substantiating what it would take to deploy at scale, a mid-point from modeling exercises that appears ambitious yet achievable.*
2) *Advanced nuclear estimated levelized cost of electricity ("LCOE") from $3,600/kW (NOAK) and $9,000/kW (FOAK) overnight capital cost and includes 30% Investment Tax Credit ("ITC")*
3) *Renewables with storage for 24/7 load matching from Long Duration Energy Storage Council's "A path towards full grid decarbonization with 24/7 clean Power Purchase Agreements," and the LCOE is calculated as (annualized cost of renewable generation + storage capacity) / clean energy delivered to the off-taker excluding additional costs or revenues that would impact final power purchase agreements' price and includes the ITC for the full investment cost of the facility*
4) *Natural gas with carbon capture and storage numbers from the McKinsey Power Model and includes the 45Q tax credit*

energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
18

Support for Nuclear Continues to Gain Momentum Majority of states either already have nuclear facilities or are supportive of adopting SMR development Montana – Passed Washington – Enacted legislation to ease state Indiana – Passed state Clean Energy Nebraska – State bill West Virginia – Governor Justice authorization to build new law directing state PUC Transformation Act passed to provide tax signs bill eliminating the state’s nuclear reactors to adopt rules for building requiring phase-out of incentives for SMRs ban on development of nuclear Inflation Reduction Act (2022) SMRs and offering fossil fuels (2021) energy sources (2022) financial incentives Investment / Production Tax Credits (2019) (2022) $700mm HALEU Support Wyoming – Governor Gordon signed legislation to allow retired coal and gas facilities to be replaced with SMRs (2020) and to provide tax incentives for SMR projects (2022) Advanced Reactor Virginia – Governor Demonstration Program Youngkin proposes SMR in State Energy Plan and Additional $2.5 billion from the Bipartisan to make Virginia a nuclear hub (2022) Infrastructure Law Policies in place or under consideration to support States with utilities that already operate advanced nuclear nuclear facilities Source: PA Consulting (March 2023) © 2023 X-Energy Reactor Company, LLC, all rights reserved 19

Policymakers Recognize the Importance of Nuclear to Address the Global Need for Clean Power

United States

I have **long supported** the commercialization of **advanced nuclear technologies as a zero-emission source of baseload energy.**



Senator Joe Manchin (D-WV) (2021)

It can't be done with wind and solar alone. We have to be a country that steps up and says **it has to be…new advanced nuclear energy.**



Senator Cory Booker (D-NJ) (2019)

Nuclear energy is a very clean, very reliable way to generate energy safely - as we do every single day in this country in multiple sites.



Senator Marco Rubio (R-FL) (2022)

Nuclear has to be part of the array of clean energy technologies, zero-carbon emitting baseload power.



Jennifer Granholm, U.S. DOE Secretary (2022)

Billions *allocated to nuclear in* ***every recent significant energy-related legislation*** *(e.g., Inflation Reduction Act, Infrastructure Act) with* ***strong bipartisan support*** *under both Republican and Democratic Presidential Administrations*

International

Nuclear is the only form of reliable, low carbon electricity generation which has been proven at scale and returns more than a hundred times as much power as a solar site of the same size. **We can only secure a big enough baseload of reliable power for our island by drawing on nuclear.**

British Energy Security Strategy (2022)


UK Base Electricity Futures[1]
(GBP per megawatt hour)
£700
£600
£500
£400
£300
£200
£100
£0
£131
£532
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22

Nuclear Energy – as a **non-emitting source of energy** – is **critical** to the **achievement of Canada's and the world's climate goals.**



Jonathan Wilkinson, Natural Resources Minister (CNA) (2022)

1) *FactSet as of December 2, 2022*

© 2023 X-Energy Reactor Company, LLC, all rights reserved

20

Inflation Reduction Act Represents a Significant Increase in U.S. Government Support for the Advanced Nuclear Industry New U.S. government support will meaningfully accelerate the deployment of advanced nuclear reactors U.S. Government Funding for Advanced Nuclear ($ in millions) Investment tax credits of up to 50% of initial Inflation Reduction Act’s Investment Tax Credit and capital costs or inflation-adjusted production Production Tax Credit represent a meaningful increase tax credits for advanced nuclear(2) in government support for advanced nuclear. Investment tax credits can equal up to 50% of initial capital cost    $700mm has been slated in appropriations to support the availability of HALEU nuclear fuel for research, development and demonstration    The IRA has increased the DOE’s loan guarantee program to $250bn, which could be applicable to certain advanced nuclear projects ~$3,500 Case Study: Solar Industry Demonstrates                Tax Credit Impact Since the solar Investment Tax Credit was enacted in 2006, the Previously Announced Programs(1) Inflation Reduction Act U.S. solar industry has grown by more than 200x(3) 1) Includes Research Funding (i.e., average annual research funding for advanced nuclear since 2009 according to DOE) of $66mm, Project Pele of $40mm, HALEU Demonstration program of $170mm and ARDP of $3.2bn 2) Inflation Reduction Act includes $700mm to support HALEU and also provides our customers the option of electing either the Investment Tax Credit or the Production Tax Credit (see next page for additional detail) 3) Source: Solar Energy Industries Association – Solar Investment Tax Credit (August 2022) © 2023 X-Energy Reactor Company, LLC, all rights reserved 21 energy

IRA Provides Significant Support for SMR Deployment

Up to $880mm in tax credits per 4-pack reactor enhances SMR economics for customers

	Clean Electricity Production Tax Credit[1] (§ 45Y)	Clean Electricity Investment Tax Credit[2] (§ 48E)
Per Customer Benefit	*Up to ~$88 million potential tax credits to customer per 4-pack reactor per year for 10 years, adjusting each year for inflation*	*Up to ~60 cents per dollar of construction costs, assuming a 20% investment tax credit cost step up, of potential tax credits to customer, claimed in the year when the plant is placed in service*

Customers will have the option to select the Production Tax Credit or the Investment Tax Credit depending on which is most advantageous

Potential Value Creation

Production Tax Credit: **320MWe plant** (4-pack of 80MWe) ✖ **95% utilization** ✖ **8,760,000** (converting MWe to kWh)[3] ✖ **3.30 ¢/kWh tax credit**[4]

Investment Tax Credit: **$1.00** of overnight construction costs ✖ **20% Anticipated Investment Tax Credit Cost Step Up**[5] ✖ **50% Investment Tax Credit**

How it Works

Production Tax Credit:

Tax credit of 1.5¢/kWh adjusted annually for inflation (2.75¢/kWh in 2022) of electricity produced and sold for 10 years of electricity production

- + 10% boost if reactor is in an "energy community" (e.g. former coal mine or brownfield site)
- + 10% boost if reactor constructed with domestic iron and steel and minimum percentage of domestic manufactured products (or an exception applies)

= 3.30¢/kWh total credit

Investment Tax Credit:

Tax credit of 30% of the initial capital cost in a facility

- + 10% boost if reactor is in an "energy community" (e.g. former coal mine or brownfield site)
- + 10% boost if reactor constructed with domestic iron and steel and a minimum of 40% domestic manufactured product (or an exception applies)

= up to 50% tax credit on upfront capital costs

Note: See end note for key assumptions

energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
22

Xe-100 Reactor Overview 04 – Dr. Martin van Staden, Vice President, Reactor Development

Xe-100 – A Pioneering Gen IV Nuclear Reactor

80 MWe modular design & manufactured components designed to drive scalability, accelerated timeline and cost control



Xe-100 Schematic
Nuclear Island
TRISO-X Fuel
Steam Generator
Reactor Core
Steam at 565°C
Spent fuel stored in canisters
Conventional Island
Power Generation
Process Heat

Modular & Standardized

- Each reactor module is connected to its own steam turbine generator or process heat offtake, so **modules can be constructed / operated independently, and even added as demand grows**
- Onsite work is reduced, and a significant portion of quality control is shifted to centralized fabrication & integration facilities

Manufacturable, Road-Shippable Components

- Simpler, standardized design allows for **mass production of road-shippable components**
- In contrast, the complex design of traditional nuclear construction has required on-site construction

Intrinsically Safe

- **Xe-100 is designed to avoid the need for additional safety systems**
- Intrinsically safe design means **1/6th the safety systems of a traditional reactor** and fewer materials (e.g., ~95% less concrete than legacy nuclear plants)
- Simple control system with only 4 variables expected to allow for more automated operations & fewer personnel energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
24

X-energy’s Thermal Output is Well Positioned to Satisfy Most Industrial Applications



Steam Output Temperature
100 °C
200 °C
300 °C
400 °C
500 °C
600 °C
700 °C
800 °C
900 °C
1,000 °C
HTSE and Thermo-Chemical Hydrogen Production
Coal Gasification
800-1,000°C
Hydrogen Steam Reforming
Biomass Hydrothermal Gasification
500-900°C
Cogeneration of Electricity / Steam
350-800°C
Oil Shale & Oil Sand Processing
300-600°C
Petroleum Refining
250-550°C
Ethanol Concentration
Seawater Desalination
District Heating
80-200°C
Gen III+ SMRs
energy

“High Temperature Gas-Cooled Reactors have the most market potential for supplying industrial heat applications”

– BREAKTHROUGH INSTITUTE

Source: Steam output temperatures based on respective SMR technology and selected public company disclosure energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
25

X-energy & Gen IV SMRs are Key to the Energy Transition X-energy’s solution will outperform other energy sources on key criteria essential to decarbonization Traditional SMRs(1) Renewables Large-Scale Gen III+ / Gen IV Fossil Fuels (Solar & Wind) Nuclear Carbon-Free ïƒ» ✓ ✓ ✓ ✓ Power Reliable Baseload ✓ïƒ» ✓ ✓ ✓ Power Xe-100 is designed to ramp Efficient Load ✓ïƒ»ïƒ» down to and up from 40% power Following in 12 minutes(2) Industrial Heat Use Xe-100 output steam Case ✓ïƒ»ïƒ» expected to achieve temperatures well beyond Gen III+ SMRs Emergency Planning -—- (3) Zone Within Site ïƒ» ✓ ✓ Boundary TRISO-X Fuel to be utilized in Fuel Safetyïƒ» ✓ïƒ» the Xe-100 is designed to be meltdown proof Land Efficiencyïƒ»/✓ïƒ» ✓ ✓ ✓ Source: U.S. Department of Energy, U.S. Nuclear Regulatory Commission, Gen IV International Forum, Nuclear Innovation Alliance, Company websites 1) Advanced Small Modular Reactors (“SMRs”) 2) The Xe-100 is designed to ramp up or ramp down faster than the existing technologies 3) EPZ is expected to match site boundary and is subject to approval by the NRC © 2023 X-Energy Reactor Company, LLC, all rights reserved 26

SMRs are Attractive Compared to Conventional Nuclear

SMRs' lower capital costs, simplified operations and improved safety profile are a significant improvement over conventional nuclear

	Xe-100	Conventional Nuclear[1]
Power	320 MWe *4-Pack* *powers ~240k homes*	~1,150 MWe *powers ~900k homes*
Applications	• Baseload Power • Load-Following • Industrial-Grade Steam	• Baseload power
Refueling	• Fully-Automated Fuel Handling • Online Refueling	Requires shutdown for refueling every 18 – 24 months
Acreage	26 acres	500 acres
Construction Timeline	3-4 Years	8-10+ Years
# of Site Employees	~96 for Xe-100 four-pack (320 MWe) ~212 for three Xe-100 four-packs (960 MWe)	400
Fuel	High-assay low-enriched uranium *(~15.5% enriched)*	Low-enriched uranium *(<5% enriched)*
Containment	Containment is primarily provided by TRISO-X fuel	Large steel and concrete containment structure

Site-Bounded Emergency Planning Zone ("EPZ")[2]


Typical Large Scale Nuclear EPZ (10-mile radius)
X-energy expected EPZ (~26 acres)

Lower Capital Cost Makes SMRs More Accessible to Customers[3]

"SMRs provide more certainty of achieving a predicted cost with reduced risk of overrun." – DOE


$4,140mm
$1,150mm
$288mm
Advanced SMR
DOE NOAK overnight capital cost illustratively applied to an 80-320 MWe SMR.
Advanced Large Light Water Reactor
DOE NOAK overnight capital cost illustratively applied to a 1,150 MWe AP1000.

1) *Represents Westinghouse AP1000, the most recently constructed conventional nuclear plant in the U.S.*
2) *Represents illustrative location, not an actual Xe-100 location*
3) *U.S. Department of Energy – Pathways to Commercial Liftoff: Advanced Nuclear (March 2023). Assumes target NOAK capital cost of $3,600/kW, inclusive of 30% ITC*

energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
27

X-energy is Advancing Nuclear Energy Modular design and off-the-shelf Carbon-free, always-on generation components designed to drive source capable of addressing the scalability, accelerated timelines global need for clean energy and ability to manage construction cost – revolutionizing the construction Affordable Clean of nuclear reactors Radically simpler design with 1/6th the TRISO-X fuel is designed not to safety systems of a traditional melt. X-energy plants are designed to reactor. Reduction of components Simple Safe be meltdown proof and are built to enables predictability on costs. require no operator actions under Modular components designed to be adverse conditions road-shipped and assembled on site Load-following capability can support Load- X-energy plants are designed to deliver Versatile intermittent solar and wind power Following heat at high temperatures (565°C), generation. The Xe-100 is designed to providing a clean solution for various ramp up or ramp down between 40% use cases, including critical and full power in 12 minutes industrial applications © 2023 X-Energy Reactor Company, LLC, all rights reserved 28

TRISO-X Fuel Overview 05 – Dr. Pete Pappano, President, TRISO-X

TRISO-X Fuel – Proven Safety Approach

Proven Safety Track Record

- TRISO Fuel was first developed in the United States and United Kingdom **in the 1960s** with uranium dioxide fuel
- TRISO Fuel has **40+ years** of prototype and full-scale demonstration reactors
- X-energy has built on the DOE fuel development and test program that started in 2005 through the **Next Generation Nuclear Plant & Advanced Gas Reactor (AGR) Fuel Development and Qualification Program**
- The US DOE **spent approximately $400M** on this fuel development and qualification program



TRISO-X
Fuel Pebble
(60mm)
TRISO Fuel
Particle
(≈1mm)

A More Stable and Efficient Fuel



X-energy produced TRISO-X Particle cut away to show layers

X-energy has developed in-house expertise and has applied innovations to the fuel fabrication process that we believe will **result in better quality fuel** and a **more efficient and cost effective fabrication process**

TRISO fuel particles *"seal uranium particles in a protective coating, are **virtually indestructible**, retain the waste inside, and **make meltdown impossible while releasing no carbon emissions**."* – *DOE*[1]

1) *Source: Power Magazine – The Allure of TRISO Nuclear Fuel Explained (March 2021)*

energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
30

TRISO-X Fuel – Intrinsic Safety

The Department of Energy describes TRISO fuel as "the most robust nuclear fuel on Earth"[(1)]
It retains waste and fission products within the fuel during all foreseeable adverse conditions, even worst-case accidents, and it is designed not to melt

- **X-energy manufactures its own proprietary TRISO encapsulated fuel ("TRISO-X")** to ensure supply & quality control. TRISO Fuel has a 60+ year demonstrated track record through prototype and full-scale reactors
- HALEU-based fuel like TRISO-X increases burnup and efficiency, which decreases costs
- Because **TRISO-X Fuel IS a containment vessel and is designed not to melt**, the Xe-100 does not require large, expensive concrete & steel containment structures
- The low reactor power density and self-regulating core design means that if cooling stops, the core naturally shuts down. This **prevents the reactor from melting under foreseeable adverse conditions and requires no operator actions under such adverse conditions**

➡ **Physics, not mechanical systems, ensures safety**

Fuel Process

Step 1



~15.5% Enriched Uranium Kernel
Feedstock sourced from third parties

Step 2



TRISO Fuel Particle (~1mm Diameter)
Uranium kernel encased in carbon and ceramic layers

Step 3



TRISO-X Fuel Pebble (60mm Diameter)
~18,000 TRISO particles per pebble set in graphite matrix

Step 4



Pebble Bed
>200,000 pebbles form the core of each Xe-100 reactor

1) *Source: Office of Nuclear Energy – TRISO Particles: The Most Robust Nuclear Fuel on Earth (July 2019)*

energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
31

Fuel Facility Construction Progress

Proven Fuel Demonstration Facility



X-energy TRISO-X Fuel Fabrication Pilot Facility at Oak Ridge National Laboratory

X-energy's TRISO-X Pilot Facility has been operational since 2017

- Features commercial scale singular process line for X-energy TRISO-X patented fuel manufacturing process
- X-energy's pilot facility employs the same techniques and technologies as those that will be used in the fuel facility being constructed in Tennessee
- NRC is familiar with process and has visited site to observe pilot manufacturing
- Presently producing kilogram batch quantities for commercial contracts, validating TRISO-X product and increasing demand

Construction of Fuel Facility


The next generation of

Groundbreaking for X-energy's TRISO-X facility in Oak Ridge, TN in October 2022

North America's First Commercial Advanced Nuclear Fuel Fabrication Facility

- Submitted Category II Fuel Fabrication Facility safety related application to NRC in April 2022 and the environmental report in September 2022. In November 2022, the NRC docketed and accepted the application for review
    - DOE supported application for fuel facility
- Final Fuel Facility Equipment Design Layout completed in Q4 2022
- The Fuel Fabrication Facility is designed to handle up to 5 metric tons of uranium per year once fully built-out
    - Additional Fuel Fabrication Facilities to be staged according to demand schedule and optimal capital allocation energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
32

North America’s First Commercial Advanced Nuclear Fuel Fabrication Facility Digital rendering of a TRISO Fuel Facility © 2023 X-Energy Reactor Company, LLC, all rights reserved 33

Q&A (Sessions 1-5)

Commercial Delivery 06 – J. Clay Sell, Chief Executive Officer Thomas Nixon, Senior Vice President, Commercial Operations

Delivery Milestones Conceptual and preliminary design phases have been completed Definition Phase Development Phase Execution Phase Conceptual Design ✓ Preliminary Design✓ Final Design Construction Commissioning ✓Complete initial design ✓Complete system • System development • Order components • System concept and system design complete and from suppliers performance architecture ✓ requirements validated validation and Verify system via testing • Site preparation operational ✓Complete simulation and performance through and non-nuclear support to other tests to verify design testing • System performance construction continue following concept for normal load- commissioning following and • System assembly transients confirmed and construction via testing • Receive • Receive construction operating license permit Design complete before beginning construction –key learning from Vogtle 3 and 4 ✓ Indicates Completed Milestone “Because each individual SMR project comes at a lower overall price tag and a shorter time to construct, deployment of SMRs involves less risk than large reactor construction” – DOE(1) 1) U.S. Department of Energy – Pathways to Commercial Liftoff: Advanced Nuclear (March 2023) © 2023 X-Energy Reactor Company, LLC, all rights reserved 36

Best Practices for First-of-a-Kind Xe-100 Development Clear roles and responsibilities and leveraging the expertise of our partners will enable efficient design, procurement and construction Management is Actively De-Risking Construction ✓Keeping design standardized by utilizing 4D modeling for a build-to-print nuclear plant ✓Proactively engaging with EPCs to embed them into the design process early on to optimize constructability ✓Completing the whole design process prior to beginning any nuclear construction to avert any design-driven delays Advanced Modeling Tools Embedded EPC Partners © 2023 X-Energy Reactor Company, LLC, all rights reserved 37

Best-in-Class, Blue-Chip Suppliers X-energy has selected 27 vendors, many of whom are well-established nuclear industry suppliers, through a competitive bidding process Integrated Product Development Selected Suppliers X-energy has a signed Preferred Strategy Supplier Arrangement (PSSA) with a handful of key suppliers that furnish critical Xe-100 Fuel Handling System, Helium components and systems Circulator, Reactivity Control Shutdown System ✓X-energy owned intellectual property and designs ✓Two qualified vendors already in place for almost every system and component for the Xe-100 plant Pressure Boundary & Steam Generator ✓X-energy works with suppliers in all phases of design, equipment supply, fabrication and construction ✓Long-lead supplier list of predominantly US-based suppliers, complemented by international suppliers from Canada and Korea Constructor Services ✓Matrixed Engineering and Procurement Supply chain with 27 dedicated personnel The above Selected Suppliers have invested in X-energy © 2023 X-Energy Reactor Company, LLC, all rights reserved 38

X-energy is Pursuing Regulatory Approval with the NRC Under a Well-Established and Risk-Informed Licensing Process Regulatory Pathway 10 CFR Part 50 Pathway • Pursuing a well-established, risk-informed licensing process in the U.S. used by 1 more than 100 reactors (including nearly all currently licensed reactors) 8 Topical Reports, • Both X-energy and TerraPower independently concluded that the 10 CFR Part 50 Pre-Application Engagement 10 White Papers framework was preferred for first deployment on an accelerated timeline with an identified customer • Two-part license application approach allows for more flexible ability to change control and ownership during the construction phase 2 • Most advanced reactor applicants in pre-application have indicated to the NRC their intent to use the Part 50 framework Expect to Submit by Submit Construction Permit the End of 2023 or Licensed Nuclear Facilities in the US (First Goal Under Dow JDA) Early Next Year Major De-Risking Stage-Gate and Start 3 4 Receive of Nuclear Apply for Construction Construction Operating License Permit Customer Makes Final Investment Decision 5 Reactors 10 CFR Part 50 Operating License Subsequently Begin 10 CFR Part 52 Commissioning Part 50 Framework is the De-Risk Licensing Strategy © 2023 X-Energy Reactor Company, LLC, all rights reserved 39

Progress on U.S. Regulatory Process

We believe we are a frontrunner in the deployment of advanced reactors; current scope of work under the Dow joint development agreement includes the preparation and submission of the site-specific construction permit application to the NRC

- The JDA supports up to **$50 million in engineering work** in preparation for construction permit submittal to NRC
  - Working with initial Xe-100 customers to complete site-specific environmental studies and Preliminary Safety Analysis Report required for licensing and submittal of construction permit application
  - All current pre-licensing work is being conducted to de-risk future construction permit and operating license applications to the NRC
  - The NRC has familiarity with high temperature gas cooled reactors from the Next Generation Nuclear Plant project and ongoing advanced reactor activities
- Industry leading licensing team of **15 professionals** in continuous engagement with the NRC, facilitated by our close proximity to the NRC in Rockville, MD
- Topical reports address aspects of the Xe-100 that may be new or different for the agency. Submitting reports early in the process is meant to increase the overall efficiency of the licensing process
  - Once the NRC has approved a topical report, it can be relied upon in a plant-specific licensing action (subject to applicability)

Key NRC Milestones

Q2 2022: X-energy submitted first ever Category II Fuel Fabrication facility license application to the NRC; application accepted for review in Q4

Submitted 8 topical reports and 10 white papers to the NRC to date

Example Topical Reports


energy
Xe-100 Licensing Topical Report
Risk-Informed Performance-Based Licensing Basis Development


energy
X Energy, LLC Topical Report
Quality Assurance Program Description

energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
40

X-energy's Achievements to De-Risk Design and Review Costs

X-energy Has Made Significant Progress to De-Risk Design

High level of fidelity and granularity in key subsystems

- Completed preliminary design of **key subsystems** in December 2022
- **800k engineering hours invested** in the Xe-100 design
- **250k engineering hours invested** in the TRISO-X design
- **117k hours invested** in pre-application engagements, NRC reviews, and preparation for the ARDP construction permit application submission to the NRC

All major equipment suppliers integrated into design team

- Two major constructors seconded with X-energy during design to ensure constructability and helped update and refine overall constructability assumptions and cost estimates
- Constructors selected for ability to **deliver optimized construction schedules**, standardized advanced work packages, and the **latest construction techniques and digital technology**

Bottoms up detailed quotes from all suppliers

- Design progress allows for component, system and construction costs to be calculated with a **much higher level of accuracy than previously possible**

Our Revised Baseline Process

Summer 2022

- X-energy selects two constructors to integrate into the two-year detailed design process to update/refine cost estimates

BURNS McDONNELL | Day & Zimmermann | ZACHRY

Q2 – Q4 2022

- Reached Final Design Readiness Review ("FDRR") milestones
- FDRR confirms a new level of design permitting cost estimates with increased certainty

Q1 2023

- DOE required a re-baseline of the ARDP project costs
- Constructor estimates were received and revised program baseline was delivered to the DOE energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
41

Illustrative Costs to Build Advanced SMRs

FOAK to NOAK Capital Cost Reduction

- Overnight costs expected to decrease with movement along learning curve, build-out of supply chain, and component modularization



$6,200
$2,000
Learning by Doing / Standardization / Build Time Reduction
$600
Supply Chain Development / Modularization / Owner's Costs
$3,600
FOAK
NOAK

"Subsequent nuclear projects would be expected to come down the cost curve to ~$3,600 per kW after 10-20 deployments […] cost reduction would largely be driven by workforce learnings and industrial base scale-up" – DOE

Lower SMR Capital Cost Reduces Single Project Risk[1]

- DOE Liftoff report acknowledges recent increase in costs and expects a future decrease in overnight capital costs



$2.0bn
$1.15bn
$7.1bn
$4.1bn
FOAK
NOAK
FOAK
NOAK

Advanced SMR
DOE FOAK/NOAK overnight capital cost illustratively applied to a 320 MWe SMR.

Advanced Large Light Water Reactor
DOE FOAK/NOAK overnight capital cost illustratively applied to a 1,150 MWe AP1000.

Source: U.S. Department of Energy – Pathways to Commercial Liftoff: Advanced Nuclear (March 2023)
1) Assumes target FOAK and NOAK capital cost of $6,200/kW and $3,600/kW, respectively, inclusive of 30% ITC. Overnight capital costs rounded to the nearest $50mm energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
42

Key Factors Contributing to Increased Cost Estimates

Macro Factors	
Historic Inflation	**Historically high inflation and increasing interest rates impacting key components and construction materials** *Potential Mitigant: Broad-based goods inflation is easing as a result of Fed rate hikes*
Supply Chain Challenges	**Persistent impact of the COVID-19 induced supply chain difficulties leading to bottlenecks** *Potential Mitigant: Global supply chain pressures are easing as COVID lockdowns have ended*
Construction Costs	**Higher than expected labor costs** *Potential Mitigant: Wage inflation is expected to slow due to historic pace of Fed rate hikes*

Scope and Design Factors	
Dow Partnership	**Period of performance and scope increases associated with additional steam and power use case for Dow** *Potential Mitigant: Cost savings from Seadrift or Dow's engagement not factored into analysis*
Regulatory Requirements	**Additional resources required to streamline licensing pathway** *Potential Mitigant: Current pre-licensing work expected to partially de-risk future permitting and licensing applications*
Increased Complexity	**Updated estimates from our construction partners due to additional detail on plant design** *Potential Mitigant: Updates relate to expected industrial applications for initial deployment*

Revised ARDP Cost Estimate

$4.75 – 5.75 billion[1] | **~15 – 17.5% Costs Assumed by X-energy[2]**

Note: X-energy and other SMR companies are actively engaged in discussions with the DOE regarding updated cost developments
1) Includes costs related to the design and licensing process, first reactor, and fuel facility
2) As of March 31, 2023, the U.S. government has awarded ~$1.2bn of funding under ARDP. Estimates assume government funding will increase due to strong support for ARDP. However, there can be no assurances that such funding will be obtained at the expected levels, or at all. Termination of ARDP or insufficient funding under ARDP or from any other source could have a material adverse effect on our business, financial condition, results of operations and cash flows energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
43

Use Cases & Customer Pipeline 07 – Dr. Benjamin Reinke, Vice President, Global Business Development

Versatility Creates Opportunity for New Nuclear Applications X-energy is targeting end-markets beyond just conventional power generation to satisfy diverse decarbonization needs Conventional High-Temperature Power Steam for Generation Industrial Use Replace & Canadian Oil Sands Re-Use Legacy Decarbonization Coal Sites Clean Critical 24/7 Hydrogen Data Center Production Power 24/7 Power for Load Following to Remote Sites Complement Xe-1 Mobile Renewable Use © 2023 X-Energy Reactor Company, LLC, all rights reserved 45

Versatility Creates Opportunity for New Nuclear Applications (Cont'd)

Xe-100 could enable bespoke solutions for the world's most challenging decarbonization efforts

Repurposes Coal Facilities



DOE identified ~315 operating and retired coal plant sites (~260 GWe) in 2022 as candidates for a coal-to-nuclear transition

- Nuclear overnight costs could decrease by ~15-35% vs. greenfield construction projects through reuse of coal facility infrastructure
- Potential to increase regional economic activity by up to $275 million and add hundreds of permanent jobs to the region while decreasing greenhouse gas emissions by 80%+

Supports Industrial Applications



X-energy can provide cost-competitive, carbon-free process heat and power to industrial facilities

- Transportation and industry comprise >50% of US emissions, 2x that of the electricity grid

Enables Clean Hydrogen Production


H2
Hydrogen H2

X-energy can provide clean electricity to power Hydrogen Hubs

- Hydrogen has the potential to become one of the principal fuels in a low-carbon economy, but it is highly energy intensive to produce
- Compared to the intermittent sources of wind and solar energy, the Xe-100 can provide a reliable source of energy to power the production of pink hydrogen

Source: Office of Nuclear Energy – "DOE Report Finds Hundreds of Retiring Coal Plant Sites could Convert to Nuclear" (September 2022); DOE – "Investigating Benefits and Challenges of Converting Retiring Coal Plants into Nuclear Plants" (September 2022); EPA – "Sources of Greenhouse Gas Emissions" (August 2022)

energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
46

Meaningful Customer Support

Industry leaders in both power generation and industrial applications recognize the Xe-100's ability to facilitate decarbonization

ONTARIO POWER GENERATION

OPG is the third largest utility in Canada and one of the largest, most diverse power producers in North America

- On July 12, 2022, OPG and X-energy signed a framework agreement to deploy Xe-100 reactors for industrial applications in Canada
- OPG is the first utility to announce intention to promote application of SMR's to industrial heat applications
- OPG has made multiple investments into X-energy and has a board seat, demonstrating OPG's commitment to X-energy's future success

"Working with X-energy on the **Xe-100**, we can help **heavy industry reach climate change goals** by using clean, safe electricity and **high temperature steam efficiently produced** through evolutionary nuclear technology"

– **Ken Hartwick**, OPG President and CEO

ENERGY NORTHWEST

Energy Northwest is a Washington state public power joint operating agency and a premier provider of carbon-free electricity

- Energy Northwest remains committed to deploying advanced nuclear technology in Washington state
- Energy Northwest expects to build the Xe-100 on the site of its WNP-1 reactor project, located within the Hanford Nuclear Reservation in eastern Washington
- Energy Northwest has received considerable project interest from both utility and industrial customers – with a fast-approaching need for new sources of carbon-free energy – and the agency remains focused on pursuing a deployment this decade

"The X-energy **Xe-100** is Energy Northwest's **preferred small modular reactor technology**"

– **Bob Schuetz**, Energy Northwest CEO

Grant PUD

Grant County Public Utility District ("GCPUD") is a member of Energy Northwest and a public utility in Washington state

- GCPUD is considering a deployment of the Xe-100 in Grant County by 2032, after a competitive selection process
- Grant County is seeking new sources of reliable, affordable and emissions-free electricity to support its rapidly growing population, which has outpaced the U.S. annual growth rate 28 out of the last 30 years, and continued strong demand from commercial customers like data centers

"We'll learn from the lessons of this first deployment with Dow, so that we may quickly follow with our **Xe-100 plant in Grant County by 2032**"

– **Kevin Nordt**, GCPUD's Chief Resource Officer

Source: Grant County Economic Development Council

energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
47

energy

Growing Customer Pipeline

X-energy's current pipeline represents 30+ estimated opportunities across a variety of use cases and geographies

Tier I – Advanced Partnerships

In active negotiations with six parties, each with unique use cases

Dow: Signed joint development agreement to support the **development and commercial demonstration** of the country's first advanced nuclear reactor

Ontario Power Generation: Signed framework agreement to **deploy Xe-100s at industrial sites** in Ontario and throughout Canada

Energy Northwest: **Xe-100 is preferred SMR technology**, and is committed to deploy advanced nuclear technology in Washington state

Grant PUD: Considering **deployment of Xe-100 in Grant County** by 2032

Confidential European Utility: Looking to **replace legacy (Generation II) nuclear assets**

Confidential U.S. Utility: Focused on meeting **site demand needs and modular scalability** over time

Classification		Potential Customers	Proposed Use Cases	Customer Geography
Tier I	**Advanced Partnerships** *In negotiations with five parties, each with unique use cases*	6 Parties	Electricity Industrial Heat Coal Replacement Hydrogen Mining Data Center	
Tier II	**Actively Engaged** *In discussions on potential project specifications*	7 Parties		
Tier III	**Early Discussions** *Pursuing customer with multiple conversations to assess the Xe-100 as a decarbonization solution*	22 Parties		
		30+ Parties		

energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
48

Q&A (Sessions 6-7)

Financials & Unit Economics 08 – Mark Mize, Senior Vice President & Chief Financial Officer Sam Levenback, Vice President, Corporate Development

Capex light, Services-Driven Business Model Drives Attractive Financial Metrics Project Services Description Licensing fees for use of proprietary Xe-100 technology Reactors Licensing Fee X-energy to coordinate assembly & construction support with customers and 3rd party vendors – X-energy is not anticipated to hold inventory associated with assembly & construction With knowledge and expertise on licensing, Project Planning construction, procurement and other processes, X-energy intends to provide customers with a suite of Regulatory Support value-added services during development of the Services Procurement Support reactor Ongoing Long-Term Expected to generate long-term recurring revenue Services streams (including ongoing maintenance, operator training, etc.) through the 60+ year life of a facility X-energy to provide customers with initial fuel load and intends to also generate additional long-term recurring revenue streams from TRISO-X required to Initial Fuel Load refuel plants for the 60+ year life of a facility Fuel X-energy does not intend to bear any inventory risk Annual Refueling associated with uranium or fuel and instead provides services for customers X-energy has no responsibility for management of spent fuel © 2023 X-Energy Reactor Company, LLC, all rights reserved 51

Illustrative Unit Economics: Xe-100 4-Pack (320MWe) Timing Estimated Cash Revenue Category Gross Margin (1) T-6 T-5 T-4 T-3 T-2 T-1 COD T+1ïƒ† LT FOAK NOAK Xe-100 Licensing Fees 100% $75mm $250mm 20% 20% 60% Fuel Initial Load 5-10% $120-130mm $95-105mm 100% Refueling 5-10% $20-30mm / Yr. $20-30mm / Yr. Services Project Planning ~25% ~$10mm / Yr. ~$10mm / Yr. Regulatory & Procurement Support 7-9%(2) ~$300mm / Yr. ~$250mm / Yr. Commissioning Support 60-70% $90-100mm $80-90mm 100% Long-Term Services ~20% ~$7mm / Yr. $4-5mm / Yr. Note: Assumes 60-year life of plant 1) Model assumes X-energy achieves NOAK status after 25 reactors are put into commercial operation (with each Xe-100 4-Pack including 4 reactors) 2) Management would expect to capture the higher end of the estimated gross margin range on NOAK deployments while the majority of procurement cost savings are still passed on to the customer © 2023 X-Energy Reactor Company, LLC, all rights reserved 52

Illustrative Unit Economics: Xe-100 4-Pack (320MWe) (Cont’d) ILLUSTRATIVE 4-PACK REACTOR (320MWe) ECONOMICS 60-Year Life ($USD in millions) T-6 T-5 T-4 T-3 T-2 T-1 COD T+1 LT of Plant Licensing Fee—$50 $50 — — $150—$250 Fuel — — — 125 25 1,450 1,600 Services 10 10 250 250 250 250 90 5 261 1,375 Revenue $10 $60 $300 $250 $250 $250 $215 $180 $1,711 $3,225 Licensing Fee—$50 $50 — — $150—250 % Gross Margin 100% 100% 100% 100% Fuel — — — 9 2 109 120 % Gross Margin 8% 8% 8% 8% Services 3 3 23 23 23 23 56 1 52 204 % Gross Margin 25% 25% 9% 9% 9% 9% 63% 20% 20% 15% Gross Profit $3 $53 $73 $23 $23 $23 $66 $153 $161 $574 % Gross Margin 25% 88% 24% 9% 9% 9% 31% 85% 9% 18% Note: Illustrative 4-pack of Xe-100s (320 MWe) economics assume mid-point of estimated gross margins and cash revenues, NOAK status achieved and 60-year life of plant © 2023 X-Energy Reactor Company, LLC, all rights reserved 53

Delivery Schedule & Other Key Assumptions

COD Schedule Range[1]


20
16
14
7
2
12
12
10
5
1
Year 0
Year 2
Year 4
Year 6
Steady-State

Other Key Assumptions

ARDP

- **The ARDP grant and compensation from our partner are treated as revenue, with the Company expecting to recognize ~$4.0-4.75bn of revenue vs. ~$4.75-5.75bn of total program costs incurred from 2023 to 2029[2,3]**
  - The expected revenue is split, with ~$1.2bn of government funding awarded to date and the remaining revenue assumed to come from the government and our partner[4]
  - ~82.5-85.0% of total ARDP costs expected to be incurred in 2024-2028 as ARDP enters the procurement and construction phase
  - ~15.0-17.5% of program costs are not assumed by the government or our ARDP partner but instead are costs to us. Of this amount, ~80.0-85.0% is expected to be incurred between 2023-2025
  - Upon completion of ARDP, X-energy is expected to have finished (i) the design of the Xe-100, (ii) licensing of a 4-pack of Xe-100 reactors, (iii) the assembly and construction of the first 4-pack of Xe-100 reactors and (iv) the licensing and the construction of a 5 MTU Fuel Fabrication Facility (additional Fuel Fabrication Facilities to be staged according to demand schedule and optimal capital allocation)

Other

- **Target annual capital expenditures of 3-7% of total revenue (excluding ARDP) beginning in 2028[5]**
- **SG&A of 1.0-1.5% on commercial sales (excluding ARDP)[6]**
- **FCF breakeven estimated to be achieved upon receiving pre-COD revenue related to the first 1-3 Xe-100 4-pack commercial sales[7]**

Note: Commercialization assumes regulatory approvals have been obtained to permit construction of the facility as projected. The regulatory process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting

1) *Represents COD schedule range for a 4-pack of Xe-100s (320 MWe) in terms of number of 4-packs reaching COD per year*
2) *Substantially all of the ARDP program costs are anticipated to be realized by 2029; anticipate program costs related to commissioning and reserves in 2030*
3) *As of March 31, 2023, the U.S. government has only awarded ~$1.2bn of funding under the ARDP and will need to increase the amount awarded under the ARDP or provide funding from another source in order for the Company to recognize the expected revenues described above. While the Company believes government funding will increase due to strong support for the ARDP, there can be no assurances that such funding will be obtained at the expected levels, or at all. The termination of the ARDP or lack of sufficient funding under the ARDP or from any other source could have a material adverse effect on our business, financial condition, results of operations and cash flows*
4) *Terms of cost sharing agreement subject to ongoing negotiations with X-energy's partner; assumes ARDP funding remains proportional, which is subject to negotiation with DOE and future authorization and appropriation processes, the outcome of which are uncertain*
5) *Target capital expenditures expected to support the build-out and maintenance of fuel facilities to manufacture TRISO-X fuel. Statements of expectations constitute forward-looking statements, and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company and its management and are based upon assumptions with respect to future decisions and expectations regarding cost, material availability and other assumptions, which are subject to change. Actual results may vary and these variations may be material. Nothing in this presentation should be regarded as a representation by any person that these expectations will be achieved and the Company undertakes no duty to update its expectations*
6) *SG&A costs are assumed in the projected ARDP program costs*
7) *Excluding the ARDP project*

© 2023 X-Energy Reactor Company, LLC, all rights reserved
54

energy

Transaction Overview

Summary

- **Pre-money equity value of $1.8 billion in the SPAC merger**, reflecting $1,697 million of X-energy Equity Rollover and $103 million of Series C-2 Financing
- **$103 million secured from investors in a private round of financing ("Series C-2 Financing"), including $30 million from Ares and $73 million from OPG, Segra Capital Management and others**
- **$20 million PIPE commitment by Ares Management (the "PIPE Financing")[1]**
- All net proceeds raised will go to the balance sheet
- For illustrative purposes, the sources and uses below reflect the Series C-2 Financing, PIPE Financing and SPAC Transaction as if they closed at the same time

Sources	*($ in millions, except per share values)*
AAC Cash-in-Trust[2]	$485
Series C-2 Financing[3]	103
PIPE Financing[1]	20
X-energy Equity Rollover	1,697
Total Sources	**$2,305**

Uses	
X-energy Equity Rollover	$1,697
Cash to Balance Sheet	515
Estimated Transaction Fees	93
Total Uses	**$2,305**

Illustrative Pro-forma Valuation	
Transaction Share Price	$10.00
Pro-forma Shares Outstanding	232
Equity Value	**$2,321**
(-) Pro-forma Net Cash[4]	(442)
(+) Preferred Equity[1]	20
Enterprise Value	**$1,899**

Illustrative Pro-forma Ownership (%) at Closing[5,6]


Ares[7] 4%
Series C-2 4%
SPAC Existing Shareholders 20%
Rollover Equity 72%

Note: Ares Acquisition Corporation ("AAC"), Ares Management Corporation ("Ares Management") and its affiliates and/or investment vehicles are collectively referred to herein as "Ares"

1) *Assumes minimum PIPE Commitment given proceeds from Cash-in-Trust, PIPE and Series C-2 Financing greater than $400 million. For proceeds less than $400 million, X-energy receives PIPE commitment from Ares Management up to $45 million*
2) *Based on the Cash-in-Trust as of March 31, 2023. Illustrative, as if no AAC shareholders exercise their redemption rights to receive cash from the trust account at closing*
3) *Investors in the Series C-2 Financing will receive consideration in the SPAC merger on terms that are 10% more favorable than those on which potential investors may invest and any such discount and PIK interest expense associated with the C-2 will be absorbed by existing X-energy equity holders*
4) *Calculated using $30 million of existing debt and $54 million of existing cash as of March 31, 2023, per unaudited financials, and $418 million net cash from the SPAC transaction*
5) *Per the executed Business Combination Agreement, between AAC and X-energy, AAC's sponsor, Ares Acquisition Holdings LP ("Sponsor"), will forfeit a portion of its promote shares in the event of shareholder redemptions*
6) *Assumes $10 share price, excludes impact of warrants, earn-outs and high-vote shares to be held by certain rollover equity holders, which will entitle such holders to 10 votes per share*
7) *Includes Ares Management's shares purchased and committed in the Series C-2 Financing (upon conversion) and Sponsor's Promote shares*

energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
55

Pro Forma Capitalization

Pro Forma Equity Ownership

	Strike Price	Number of Shares	% Ownership Basic*
Basic Shares			
AAC Public Shareholders		47.0	20.2%
Existing X-energy Investors[1]		180.0	77.5%
AAC Founder Shares		5.1	2.2%
Basic Shares Outstanding		**232.1**	**100.0%**
Other Potentially Dilutive Securities			
Existing X-energy Earnout[2]	$12.50 / $17.50	52.5	
AAC Founder Shares Earnout[2]	$12.50 / $15.00	8.8	
Public Warrants	$11.50	20.0	
AAC Private Placement Warrants	$11.50	8.6	
Preferred PIPE[3]	$10.00	2.0	
Fully-Diluted Shares Outstanding		**324.0**	

**Amounts may not sum due to rounding*

Pro Forma Capitalization as of March 31, 2023[4,5]

($ in millions)	***Pre-Money***	***Transaction Adj.***	***Pro-Forma***
Cash[6,7]	$54	*$418*	$472
BNY Line of Credit	30	–	30
Live Oak Credit Facility	–	–	–
Net Debt	**($24)**	***($418)***	**($442)**
Preferred PIPE	–	*$20*	$20
Net Debt incl. Preferred Equity	**($24)**	***($398)***	**($422)**
Total Equity Value	**$1,800**	***$521***	**$2,321**
Total Capitalization	**$1,776**		**$1,899**

Note: Pro forma capitalization and equity ownership is illustrative, as if no AAC shareholders exercise their redemption rights to receive cash from the trust account at closing

1) *Includes Ares Management's shares purchased and committed in the Series C-2 Financing (upon conversion)*
2) *The Existing X-energy Earnout shares vest in equal installments at share price thresholds of $12.50 and $17.50 while the AAC Founder Shares Earnout vest in equal amounts at share price thresholds of $12.50 and $15.00*
3) *Assumes the PIPE securities will be convertible into common stock at a $10.00 conversion price*
4) *Per the executed Business Combination Agreement ("BCA"), between AAC and X-energy, AAC's sponsor, Ares Acquisition Holdings LP, will forfeit a portion of its promote shares in the event of shareholder redemptions*
5) *Assumes $10 share price, excludes impact of warrants, earn-outs and high-vote shares to be held by certain rollover equity holders, which will entitle such holders to 10 votes per share*
6) *Pro-forma cash calculated using $54 million of existing cash as of as of March 31, 2023, per unaudited financials, and $418 million net cash from the SPAC transaction*
7) *Includes $93 million in estimated transaction fees*

energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
56

Q&A (Financials & Unit Economics)

Thank you

Appendix

Endnotes Infrastructure Investing Accolades Note: There may be other award categories for which Ares, its funds or its portfolio companies were considered but did not receive awards. The awards noted herein relate only to selected funds/strategies and may not be representative of any given client’s experience and should not be viewed as indicative of Ares’ past performance or its funds’ future performance. All investments involve risk, including loss of principal. 1) Infrastructure Investors selected Ares Infrastructure Opportunities for Private Lender of the Year – Global, Renewables Investors of the Year – North America, Renewables Deal of the Year – Global (Apex Clean Energy) for the year 2021. Ares received the awards represented by survey participants that voted independently. In addition, survey participants could nominate another firm not listed in the category. Infrastructure Investors is a publication that covers the flow of private capital into infrastructure projects around the world, as published by PEI, which is a group focused exclusively on private equity, private debt, private real estate and infrastructure and agri-investing. Ares was selected as the winner of the aforementioned awards through a selection process by those persons choosing to vote in each category, which may include firms that submitted for awards, but which are not allowed to vote for themselves. Ares did submit for these categories but did not pay a fee to participate in the selection process. The selection of Ares Infrastructure Opportunities to receive these awards was based in part on subjective criteria and a potentially limited universe of competitors. 2) Power Finance & Risk (PFR) selected Ares Infrastructure Opportunities for Private Equity Sponsor of the Year, and Credit Fund Manager of the Year for the year 2020. Ares received the awards represented by survey participants that voted independently. PFR provides news, analysis, proprietary data and perspectives on financing and M&A in the power and utilities industries and alternative energy firms, covering the Americas. Ares was selected as the winner of the aforementioned awards through a selection process by unprecedented judging panel comprising 45 senior market participants from across project development, banking, law and investing. The PFR editorial team combined the feedback obtained in these interviews with PFR’s own reporting and data to determine the final winners. Ares did submit for categories but did not pay a fee to participate in the selection process. The selection of Ares Infrastructure Opportunities to receive these awards was based in part on subjective criteria and a potentially limited universe of competitors. IRA Potential Value Creation Assumptions 1) Eligibility requirements: Applies to qualified facilities placed in service after 2024 and the construction of which generally begins before 2034, facility’s greenhouse gas emission rate cannot exceed zero, electricity must be produced in the U.S. and sold to “unrelated persons,” facility meets U.S. Labor Department “prevailing wage” and “apprenticeship” standards â–ª Projects that start construction after the following “applicable year” are subject to a four-year phase-out beginning the later of (i) the date that the U.S. Secretary of Energy determines that annual greenhouse gas emissions from electrical generation is equal to or less than 25% of emissions in 2022 or (ii) 2032 â–ª The “prevailing wage” and “apprenticeship” standards will be deemed to be met if projects “began construction” earlier than 60 days after the Treasury issued relevant guidance 2) Eligibility requirements: Applies to qualified facilities placed in service after 2024 and the construction of which generally begins before 2034, facility’s greenhouse gas emission rate cannot exceed zero and facility meets U.S. Labor Department “prevailing wage” and “apprenticeship” standards. Credits are subject to recapture if eligibility requirements are not maintained or if the facility is sold â–ª Projects that start construction after the following “applicable year” are subject to a four-year phase-out beginning the later of (i) the date that the U.S. Secretary of Energy determines that annual greenhouse gas emissions from electrical generation is equal to or less than 25% of emissions in 2022 or (ii) 2032 â–ª The “prevailing wage” and “apprenticeship” standards will be deemed to be met if projects “began construction” earlier than 60 days after the Treasury issued relevant guidance 3) 8,760 hours in a non-leap year times 1,000 kW per MW 4) Shown in 2022 dollars. Tax credit will step-up annually with inflation. No inflation shown above 5) X-energy assumption not explicitly included in IRA; similar provisions have been included in prior renewables tax credit programs © 2023 X-Energy Reactor Company, LLC, all rights reserved 60